

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

June 17, 2015

Via E-Mail
Mr. John A. Hayes
Chairman, President, and Chief Executive Officer
Ball Corporation
10 Longs Peak Drive, P.O. Box 5000
Broomfield, CO 80021-2510.

> **Re:** **Ball Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed June 11, 2015**
> **File No. 001-07349**
>
> **Quarterly Report on Form 10-Q for the quarter**
> **ended March 31, 2015**
> **Filed May 8, 2015**
> **File No. 001-07349**

Dear Mr. Hayes:

We reviewed the above-captioned filings and have the following comments.

Preliminary Proxy Statement

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note 3. Significant Nonrecurring Items Included in the Historical Financial Statements
(b) Debt Refinancing and Other Costs, page 100

1. You excluded $2.4 million of charges related to the amortization of deferred financing costs associated with the unutilized bridge loan and derivative financial instruments to mitigate your exposure to interest rate changes associated with the anticipated debt issuance. Please help us better understand how you determined that these are nonrecurring charges directly attributable to the acquisition that should be excluded from your determination of pro forma earnings for the period ended March 31, 2015.

Form 10-Q for the Period Ended March 31, 2015

Management's Discussion and Analysis

Financial Condition, Liquidity and Capital Resources, page 37

2. We note your response to comment 22 in our letter dated June 2, 2015. Given that $228.1 million of your total cash and cash equivalents of $228.8 million at March 31, 2015 was held outside of the U.S. and the geographic information provided on page 49 of your Form 10-K for the year ended December 31, 2014 indicates that the majority of your operations in terms of net sales continues to be in the U.S., please specifically address in your disclosures the sources of cash available to fund your U.S. liquidity requirements.

You may direct questions on accounting comments to Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Via E-Mail
        Shilpi Gupta, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        155 North Wacker Drive
        Chicago, IL 60606-1720